UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Lucid Diagnostics Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

54948X 109

(CUSIP Number)

Lishan Aklog, M.D.

Chairman and Chief Executive Officer, PAVmed Inc.

360 Madison Avenue, 25th Floor

New York, New York 10017

(917) 813-1828

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2024

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS PAVmed Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 31,302,444
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 31,302,444
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,302,444
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.2%(1)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Based on 47,999,075 shares of Common Stock (as defined below) outstanding, representing the sum of (i) 44,667,304 shares of Common Stock outstanding as of November 9, 2023 as stated in the Quarterly Report on Form 10-Q filed by the Issuer (as defined below) on November 13, 2023, and (ii) 3,331,771 additional shares of Common Stock issued to the Reporting Person (as defined below) as stated in Amendment No. 2 to this Schedule 13D (as defined below).

SCHEDULE 13D

This Amendment No. 3 (this “Amendment No. 3”) to the Schedule 13D filed on October 27, 2021, as previously amended by Amendment No.1 (“Amendment No. 1”) filed on December 2, 2022 and Amendment No. 2 (“Amendment No. 2”) filed on February 4, 2024 (as amended to date, this “Schedule 13D”), is filed on behalf of PAVmed Inc., a Delaware corporation (the “Reporting Person”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Lucid Diagnostics Inc. (the “Issuer”). Except as modified or supplemented by this Amendment, the Schedule 13D as in effect prior to this Amendment remains unchanged. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule 13D as in effect prior to this Amendment.

Item 2.	Identity and Background

(a) This statement is filed by the Reporting Person. All disclosures herein with respect to the Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party. The executive officers and directors of the Reporting Person are Lishan Aklog, M.D., Chairman and Chief Executive Officer, Dennis M. McGrath, President and Chief Financial Officer, Shaun O’Neil, Chief Operating Officer, Michael A. Gordon, General Counsel, Michael J. Glennon, Vice Chairman, and Tim Baxter, James L. Cox, M.D., Joan B. Harvey, Ronald M. Sparks, and Debra J. White, each a member of the board of directors (the “Principals”).

(b) The address of the principal office of the Reporting Person and the business address of each of the Principals is 360 Madison Avenue, 25th Floor, New York, New York 10017.

(c) The Reporting Person is a diversified commercial-stage medical technology company operating in the medical device, diagnostics, and digital health sectors, including through the Issuer, a commercial-stage cancer prevention diagnostics company, and Veris Health Inc., a private digital health company focused on enhanced personalized cancer care through remote patient monitoring using implantable biologic sensors with wireless communication along with a custom suite of connected external devices. The Principals are the executive officers and directors of the Reporting Person. Dr. Aklog also serves as the Chairman and Chief Executive Officer of the Issuer, Mr. McGrath also serves as the Chief Financial Officer of the Issuer, Mr. O’Neil also serves as President and Chief Operating Officer of the Issuer, Mr. Gordon also serves as General Counsel of the Issuer, and Dr. Cox, Mr. Sparks and Ms. White also serve as members of the board of directors of the Issuer.

(d) None of the Reporting Person or the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Person or the Principals has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a Delaware corporation. Each of Dr. Aklog, Mr. McGrath, Mr. O’Neil, Mr. Gordon, Mr. Glennon, Mr. Baxter, Dr. Cox, Ms. Harvey and Mr. Sparks is a citizen of the United States. Ms. White is a citizen of the United Kingdom.

Item 3.	Source and Amount of Funds or Other Consideration

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

Item 4.	Purpose of the Transaction

On February 15, 2024, the Reporting Person distributed to holders of its common and preferred stock, by way of a special in-kind dividend, approximately 3,331,747 of shares of Common Stock (the “Distribution”). Based on the number of shares of the Reporting Person’s stock outstanding as of the record date for the Distribution, January 15, 2024, stockholders of the Reporting Person received 0.37709668 of a share of Common Stock for each share of the Reporting Person’s common stock held (in the case of the Reporting Person’s preferred stock, as if such preferred stock had been converted into common stock) as of 5:00 p.m. Eastern Time on the record date. The holder of the Reporting Person’s senior convertible notes waived its right to participate in the Distribution. The Reporting Person will not distribute fractional shares of Common Stock, but rather will round each of its stockholders’ entitlement to shares of Common Stock to the nearest whole number of shares. Based on closing market price of Common Stock on the distribution date, the special dividend reflects a distribution of Common Stock with a market value of approximately $0.52 per share of the Reporting Person’s stock.

The Reporting Person is the parent company of the Issuer and, with its ownership of approximately 65.2% of the outstanding shares of Common Stock, has the power to elect all of the directors of the Issuer and to control all matters that would require the vote of a majority of the outstanding shares of Common Stock of the Issuer. The Reporting Person or any of the Principals, respectively, may acquire additional securities of the Issuer and may retain or sell all or a portion of the securities then held in the open market or in privately negotiated transactions. Each of the Reporting Person and each of the Principals, respectively, intends to review its ownership of the Issuer on a continuing basis. Any actions the Reporting Person or any Principal might undertake with respect to the Common Stock may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to the Reporting Person and/or Principal(s) and the Issuer.

Other than as described above, and except in accordance with its role as the parent company of the Issuer, the Reporting Person and Principals do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 47,999,075 shares of Common Stock outstanding as described on the cover page to this Amendment) are as follows:

		Amount	Percentage
a)	Amount beneficially owned:	31,302,444	65.2%
b)	Number of shares to which the Reporting Person has:
i.	Sole power to vote or to direct the vote:	31,302,444	65.2%
ii.	Shared power to vote or to direct the vote:	0	0.0%
iii.	Sole power to dispose or to direct the disposition of:	31,302,444	65.2%
iv.	Shared power to dispose or to direct the disposition of:	0	0.0%

Dr. Aklog beneficially owns 822,876 shares of Common Stock, representing 1.7% of the Common Stock. Mr. McGrath beneficially owns 681,068 shares of Common Stock, representing 1.4% of the Common Stock. Mr. O’Neil beneficially owns 164,262 shares of Common Stock, representing 0.3% of the Common Stock. Mr. Gordon beneficially owns 133,333 shares of Common Stock, representing 0.3% of the Common Stock. Mr. Glennon beneficially owns 6,285 shares of Common Stock, representing less than 0.1% of the Common Stock. Dr. Cox beneficially owns 286,486 shares of Common Stock, representing 0.6% of the Common Stock. Mr. Sparks beneficially owns 201,826 shares of Common Stock, representing 0.4% of the Common Stock. Ms. White beneficially owns 119,583 shares of Common Stock, representing 0.2% of the Common Stock. Each of the foregoing Principals has sole power to vote and dispose of the Common Stock he or she beneficially owns.

(c) Since the filing of Amendment No. 2 on February 4, 2024, the Reporting Person and the Principals effected the transactions described in Item 4 above.

(d) Not applicable.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAVMED INC.

Dated: February 20, 2024	By:	/s/ Lishan Aklog
Lishan Aklog, M.D.
Chief Executive Officer